SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07

Company Registry (NIRE) 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (B3: GFSA3, OTC: GFSAY) (“Gafisa” or “Company”), pursuant to CVM Instruction No. 358/2002, informs its shareholders and the market in general the hiring of Mr. Saulo Nunes, who took today the position of Chief Operational Officer.

Mr. Nunes is a civil engineer with graduate studies in marketing and an Executive MBA from ESPM. He has large experience in business management, real estate, large areas, and urban land. Mr. Nunes has been working in the real sector for the past 30 years, liable for the development and construction of several upper-middle residential and commercial properties. For instance, he developed the “Parque da Cidade” (City Park) a mixed-use complex in the City of São Paulo with over 600,000 m2 of construction, acknowledged as one of Latin America’s most sustainable projects.

Mr. Eduardo Larangeira Jácome takes the position of Management Executive Officer, being replaced by Mr. Nunes as Chief Operational Offices.

São Paulo, May 17, 2019.

GAFISA S.A.

Roberto Luz Portella

Chief Executive Officer, Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 17, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer